

April 11, 2011

Via E-mail
Sigmund Anderman
Chief Executive Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

> **Re:** **Ellie Mae, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 28, 2011**
> **File No. 333-166438**

Dear Mr. Anderman:

We have reviewed your amended registration statement and response letter dated March 28, 2011 and have the following comments.

Prospectus Summary

1. In your next amendment, please consider including a discussion of any trends or events that have occurred since the end of your last fiscal year that have or may significantly impact your operations. In this regard, we note that during the first quarter the Mortgage Bankers Association's weekly survey releases included both increases and decreases in mortgage application volume and that Fannie Mae's March Economic Outlook reportedly indicated that mortgage applications fell in both January and February.

Item 16. Exhibits and Financial Statements

(a) Exhibits, page II-2

Exhibit 5.2

2. We note the statement in the last paragraph on page 4 that "this opinion may not be furnished or quoted to, or relied upon by, any other person for any purpose." This language may erroneously suggest that purchasers of the securities are not entitled to rely upon the legality opinion. Please provide a revised opinion that removes any limitation on reliance or advise.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F.

Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Robert W. Phillips, Esq.
        Latham & Watkins, LLP